FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Rights Issue Presentation	2

Rights Issue Presentation

26 March 2015

Investor Relations Telefónica, S.A.

Disclaimer

Telefónica, S.A. (together with its consolidated subsidiaries, “Telefónica” or the “Company”) has filed a registration statement (including a prospectus), and expects to file later today a prospectus supplement, for the offering to which this presentation relates. Before you invest, you should read the prospectus, in that registration statement, including the documents incorporated by reference therein, and other documents Telefónica has filed with the SEC, for more complete information about Telefónica and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Telefónica, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by emailing project_gisele_2015@jpmorgan.com or Gisele-Core@morganstanley.com

This document contains statements that constitute forward looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 about Telefónica. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements include statements regarding our intent, belief or current expectations with respect to, among other things: the effect on our results of operations of competition in telecommunications markets; trends affecting our business financial condition, results of operations or cash flows; acquisitions, investments or divestments which we may make in the future; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our strategic partnerships; and the potential for growth and competition in current and anticipated areas of our business.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to: changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services; exposure to currency exchange rates, interest rates or credit risk related to our treasury investments or in some of our financial transactions; existing or worsening conditions in the international financial markets; the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity; compliance with anti-corruption laws and regulations and economic sanctions programs; customers’ perceptions of services offered by us; the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes; failure of suppliers to provide necessary equipment and services on a timely basis; the impact of unanticipated network interruptions including due to cyber-security actions; the effect of reports suggesting that electromagnetic fields may cause health problems; the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment; potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and the outcome of pending or future litigation or other legal proceedings.

Any person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law , Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

1

Offering summary

Offering structure

Offering size Subscription price Subscription ratio

Use of proceeds

Key dates

Lock-Up

Underwriters/ Syndicate structure

Investor Relations Telefónica, S.A.

Share capital increase with preemptive subscription rights for existing shareholders Public offering in Spain and Argentina and SEC registered offering in the US

Listing of the new shares on the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges and quoted on the Automated Quotation System of the Spanish Stock Exchanges. Also listed on London and Buenos Aires Stock Exchanges and, in the form of ADSs, on the NYSE and on the Lima Stock Exchange Rights traded on Barcelona, Bilbao, Madrid and Valencia Stock Exchanges. Also in Buenos Aires Stock Exchange

€3.0bn through an offering of 281.2 million new shares pursuant to pre-emptive subscription rights

€10.84 per new share (Discount to TERP of 18.9%)

1	right per each existing share

Subscription ratio of 16 rights per 1 new share

Telefónica may use the proceeds from the Offering for general corporate purposes, including the partial funding of its participation in the Telefonica Brasil Capital Increase. However, the Offering is not conditioned upon the consummation of the Telefonica Brasil Capital Increase or the GVT Acquisition, and all the proceeds of the Offering may be used for general corporate purposes.

March 28th—April 12th : Rights trading and subscription period

April 17th: Disbursement of the new shares and granting of the public deed evidencing the capital increase April 20th : Registration of capital increase April 21st : Admission to listing of new shares April 22nd: Trading of new shares

April 24th : Settlement of “Rump” (if any)

No disposals of Telefónica, S.A. ordinary shares within 150 days as from 26 March, subject to certain exceptions

Joint Global Coordinators: Banco Santander, BBVA, CaixaBank, J.P. Morgan, Morgan Stanley and UBS Joint Bookrunners: BofAML, Barclays, BNP Paribas, Citibank, HSBC and Soc. Generale

Co-Lead Managers: Banca IMI, Sabadell, Commerzbank, CAI, Credit Suisse, Fidentiis, Mitsubishi UFJ, Nomura and Unicredit

2

GVT Transaction summary

GVT Transaction

Acquisition of 100% of GVT for a total implied consideration of €7.45bn, through a combination of cash and a stake in Telefónica Brasil

€4.66bn cash, financed through a capital increase at Telefónica Brasil

12% stake in Telefónica Brasil

(post capital increase)

At closing, Telefónica will exchange an 8% voting stake in Telecom Italia for 4.5% stake in the enlarged Telefónica Brasil

As a result, Vivendi will own a 7.4% stake in Telefónica Brasil

Telefónica intends to subscribe at least its proportionate share of Telefónica Brasil capital increase (approx. €3.4bn)

Telefónica intends to use proceeds from the Offering to fund a portion of its participation in Telefónica Brasil capital increase (the Offering size of €3.0bn being smaller in order to minimize shareholders’ dilution)

The GVT transaction has been approved by Anatel and CADE subject to certain conditions

Current Structure

Telefónica Public Vivendi

100%

ON: 92% ON: 8%

PN: 65% PN: 35%

T: 74% T: 26%

Telefónica

GVT Brasil

Investor Relations Telefónica, S.A.

Post GVT Acquisition

Telefónica Public Vivendi

ON: 93% ON: 7% ON: 0% PN: 58% PN: 31% PN: 11.3% T: 70% T: 23% T: 7.4%

Enlarged Telefónica Brasil

3

GVT acquisition: The perfect fit

#1 mobile operator in Brazil

Leadership in São Paulo Best mobile network Leader on 3G and 4G coverage

Most valuable brand in the sector Highest customer satisfaction

Extensive distribution network

Leadership Infrastructure Brand

Customer Service

#1 ultra broadband (“UBB”) operator in Brazil

Fiber network throughout Brazil Majority of UBB clients outside of São Paolo Solid backbone and backhaul structure

Leading quality perception for broadband costumers

Strong commitment with quality delivery

Investor Relations Telefónica, S.A.

4

Creating the Leader in the Brazilian Telecom & Pay TV market ignificant Drivers of Growth and Profitability

Satisfaction and 4 4-Play Readiness Brand Awareness

Solid 3-Play Substantial Upside position 3 5 from Synergies

2	6 Leading Financial Nationwide Performance footprint and Shareholder

Returns

1	7

Investor Relations

5	Telefónica, S.A.

Key investment highlights

1

Ongoing Transformation Driving Continued Growth and Efficiency

2

Positioned for growth acceleration

3

Committed to financial discipline

Investor Relations

6	Telefónica, S.A.

1	Ongoing Transformation Driving Growth and Efficiency

2012-14

TRANSFORMING THE BUSINESS IN ORDER TO…

Investing to set the foundation for growth Monetising data opportunity Growing digital revenues Simplifying the business Extracting value from scale Proactively managing regulation Focusing portfolio Recovering financial flexibility De-risking the balance sheet Displaying clear proof points

Accelerate growth

Monetise booming data reality Invest further to grow (2017 to revert) Continue to simplify & transform

Deliver synergies from consolidation (Germany, Brazil) Maintain leading profitability Continue to strengthen portfolio Maintain financial flexibility to support sustainable growth Grow cash dividend (Post proposed O2 UK sale closing)

FY 14 GUIDANCE ACHIEVED ? UPGRADING AMBITION FOR 2015-16E

Investor Relations

Telefónica, S.A. 7

2	Positioned for growth acceleration
1

Returning to growth in Spain

2

Fuelling data monetisation

3

Continued network & IT transformation

4

Delivering synergies on Germany & Brazil

5

Sustainable efficiency gains

6

External factors: from headwinds to tailwinds

Investor Relations Telefónica, S.A.

Strong macroeconomic outlook

Positive market trends: appetite for higher value services and market rationalisation Key differentiation assets /infrastructure (fiber, Pay TV, LTE)

Higher data adoption (LTE across markets; prepaid smartphone penetration in Brazil & HispAm) Monetising beyond the allowances and connecting everything Capturing digital opportunities: video, cloud, M2M & security

Steady roll-out of a differential future-proof network

Accelerating the transformation of the business leveraging Full Stacks Continue to optimise legacy

Additional revenue streams from upselling / cross-selling and efficiencies Delivering significant savings from simplification across markets Improved Market structure, Macro and Regulatory environment

8

3	Committed to financial discipline

Robust Balance Sheet

Financial flexibility recovered Ratings stabilisation Capital increase

Balance sheet de-risked (Venezuela FX adjusted)

Growing cash dividend:

2015

€0.35/sh. voluntary scrip (Q4 15) €0.40/sh. Cash (Q2 16) Buyback: 1.5% of share capital to be cancelled (treasury)

2016 (1)

€0.75/sh. Cash

Buyback: 1.5% of share capital to be cancelled (treasury)

Support sustainable operating growth

Organic growth fuelled by temporary increase in CapEx intensity Inorganic opportunities: Portfolio strengthening strategy remains in place

Attractive shareholder remuneration

Sustainable Dividend

Tactical buybacks & share cancellations to mitigate scrip dividend dilution

(1)	Subject to the closing of the proposed sale of O2 UK

Investor Relations

Telefónica, S.A. 9

Timetable for Key ongoing Transactions

GVT

Key Milestones

O2 UK

Expected Timeline

28 August 14 22 December 14 25 March 15 Q2 15

Signing of Exclusivity Anatel Approval of CADE Approval of Closing of GVT Agreement for GVT GVT Transaction GVT Transaction Transaction Transaction

May 15

Expected

19 September 14

Completion of Signing of Definitive Telefónica Agreements for GVT Brasil Offering Transaction

23 January 15 24 March 15 30 June 16

Signing of Signing of Conditions fulfilled* exclusivity definitive Closing of O2 UK agreement for agreement of O2 Sale O2 UK Sale UK Sale

*	This date may be extended to 30 September 2016 in circumstances specified in SPA

Investor Relations

Telefónica, S.A. 10

For further information:

Investor Relations

Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 26th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors